Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong	Tel +852 3923 1188 Fax +852 3923 1100 Email lvenick@loeb.com

October 19, 2022

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form F-1 for DDC Enterprise Limited

Ladies and Gentlemen:

We act as the outside counsel of DDC Enterprise Limited, a Cayman Islands exempted company with limited liability incorporated under the Companies Law (the “Company”). The Company submitted a draft Registration Statement on Form F-1 (the “Registration Statement”) on October 3, 2022 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

It is noted that the Company’s unaudited interim financial information as of and for the period ended June 30, 2022 (“1H2022 Financials”) was not included in the Registration Statement. The Company respectfully submits that it will amend the Registration Statement to include all financial statements required by Regulation S-X at the date of such amendment prior to requesting effectiveness of the Registration Statement. Currently the Company intends to include its 1H2022 Financials in the Registration Statement in the next filing.

If you have any further questions, please contact me at +852.3923.1188 or at lvenick@loeb.com.

Sincerely,

Lawrence S. Venick

Partner, Loeb & Loeb LLP

San Francisco Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com